NON-BROKERED PRIVATE PLACEMENT AGREEMENT

THIS AGREEMENT is dated and effective as of November 5, 2010 (the "Effective Date"), between **Eurasian Minerals Inc.** ("Company"), and **Haywood Securities Inc.**, having a business address at 20th Floor, Commerce Place, 400 Burrard Street, Vancouver, B.C. V6C 3A6 (the "Finder").

Background

A. The Company seeks to complete a financing (the "Offering"), the terms of which are disclosed in its news release dated October 4, 2010

B. The Finder may, but is under no obligation to do so, introduce to the Company persons who wish to participate in the Offering.

In consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which is acknowledged by each of the parties), the parties agree as follows:

1. Fees and Expenses

1.1 The Company shall pay the Finder a fee of 7% Units

1.2 Whether or not the Offering completes, the Finder introduces any Purchasers or becomes entitled to a fee, the Company shall reimburse the Finder for any expenses (including those of its legal counsel) that the Finder reasonably incurs in connection with the Offering and this Agreement, promptly upon receipt of a request of the Finder to do so accompanied by evidence of such expenses.

2. Relationship Between Parties

2.1 Nothing contained in this Agreement shall be construed as:

(a) creating any obligation on the Finder to market the Offering or solicit Purchasers for the Offering; or

(b) constituting the Finder an agent of the Company, it being acknowledged that the Finder will, if and to the extent there are any Purchasers, be acting exclusively as the agent for the Purchasers in connection with the Offering.

2.2 This Agreement constitutes the entire agreement between the parties with respect to its subject matter, and supersedes any prior understandings and agreements between the parties with respect to its subject matter. Further, there is no agreement, commitment, arrangement or understanding between the parties pursuant to which the Finder will act as advisor, agent or underwriter or member of a selling group in respect of the Offering or in respect of a subsequent offering of securities of the Company. There are no representations, warranties, forms, conditions, undertakings or collateral agreements,

express implied or statutory between the parties other than as expressly set forth in this Agreement.

3. Representations By the Company

3.1 The Company represents, warrants and covenants to and with the Finder, as representations, warranties and covenants that are intended to be for the benefit of the Finder and Purchasers that:

(a) the Company has been duly incorporated and organized and is a valid and subsisting company under the laws of British Columbia, and is duly qualified to carry on business in British Columbia and in each other jurisdiction, if any, wherein the carrying out of the activities contemplated makes such qualification necessary;

(b) the Common shares will, upon issue and delivery, be validly issued as fully paid and non-assessable and the Warrant Shares, if any, will be duly and validly allotted and authorized to be issued as fully paid and non-assessable upon receipt by the Company of full payment thereof;

(c) with the exception of forecasts, projections or estimates referred to below, all information and other data relating to the Company furnished by or on behalf of the Company to the Finder is, or, in the case of historical information, was at the date of preparation, and all information provided to the Finder after the date of this Agreement shall be true, accurate, complete and correct in all material respects, and does not, did not and will not, as the case may be, contain a Misrepresentation; ("Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made);

(d) any projections and forecasts relating to the Company provided by or on behalf of the Company to the Finder have been, and any such projections and forecasts prepared after the date of this Agreement will be, prepared in good faith with the assistance of competent professional advisors and are based upon assumptions which, in light of the circumstances under which they are made, are reasonable;

(e) the Company is not aware of any undisclosed facts or information that could materially impact upon such projections and forecasts.

(f) the Company has filed all forms, reports, documents and information required to be filed by it, whether pursuant to applicable securities laws or otherwise, with the Exchange or the applicable regulatory authorities (the "Disclosure Documents"). As of the time of the Disclosure Documents were filed with the applicable securities regulators and on SEDAR: (i) each of the Disclosure Documents complied in all material respects with the

requirements of the applicable securities laws: and (ii) none of the Disclosure Documents contained any Misrepresentation;

(g) the financial statements of the Company contained in the Disclosure Documents; (i) complied as to form in all material respects with the published rules and regulations under the applicable securities laws; (ii) were reported in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that of the preceding periods; and (iii) present fairly the consolidated financial position of the Company and its subsidiaries, if any, as of the respective dates thereof and the consolidated results of operations of the Corporation and its subsidiaries, if any, for the periods covered thereby; and

(h) there is no "material fact" or "material change" (as those terms are defined in applicable securities legislation) in the affairs of the Company that has not been generally disclosed to the public.

3.2 The Company agrees that the representations, warranties and covenants of the Company herein will be true and correct both as of the execution of this Agreement and as at the Closing Date and will survive the completion of the issuance of the Units.

4. General Provisions

4.1 The parties will comply in all respects with all applicable laws, rules and policies in connection with the Offering.

4.2 This Agreement shall enure to the benefit of and be binding upon the successors and assigns of the parties to this Agreement.

4.3 No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both parties. No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give it and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

4.4 Any demand, notice or other communication (a "Communication") to be made or given in connection with this Agreement shall be made or given in writing and may be made or given by personal delivery or by registered mail addressed to the recipient at the addresses of the parties provided on the first page of this Agreement or such other address or individual as may be designated by notice by either party to the other. Any Communication made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery and, if made or given by registered mail, on the 4th day, other than a Saturday, Sunday or statutory holiday in British Columbia, following the deposit thereof in the mail. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of the mail, any such Communication shall not be mailed but shall be given by personal delivery.

4.5 Each party must from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

4.6 This Agreement shall be governed by and construed in accordance with the laws of British Columbia.

4.7 This Agreement may be executed in two counterparts and by facsimile, each of which shall be deemed to be an original and both of which together will constitute one agreement, effective as of the date given above notwithstanding the actual date of execution.

THE PARTIES, intending to be legally bound, have executed this Agreement as of the date set forth on the first page.

HAYWOOD SECURITIES INC.

By:

(Authorized Signatory)

By:

(Authorized Signatory)

DAVID TAYLOR

By:

ASSOCIATE CORPORATE FINANCE

(Authorized Signatory)

By:

(Authorized Signatory)